

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2020

Anthony Y. Sun, M.D.
Chief Executive Officer
Zentalis Pharmaceuticals, LLC
530 Seventh Avenue, Suite 2201
New York, New York 10018

> **Re:** **Zentalis Pharmaceuticals, LLC**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.21**
> **Filed March 6, 2020**
> **File No. 333-236959**

Dear Dr. Sun:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance